FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

March 23, 2005

Item 3.	PRESS RELEASE

March 23, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp that it it has completed its previously announced public offering of 8,500,000  common shares. The common shares were sold at US$6.00 per share and all common shares were  offered by the company. The offering resulted in total gross proceeds to the company of US$51  million. The underwriters still have an option to purchase up to an additional 1,275,000 common  shares from the company at the offering price during the period ending 30 days from March 18, 2005 to  cover over-allotments, if any. If the over-allotment is exercised in full, total gross proceeds of the  offering will be approximately US$58.6 million.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it it has completed its previously announced public offering of 8,500,000 common shares. The common shares were sold at US$6.00 per share and all common shares were offered by the company. The offering resulted in total gross proceeds to the company of US$51 million. The underwriters still have an option to purchase up to an additional 1,275,000 common shares from the company at the offering price during the period ending 30 days from March 18, 2005 to cover over-allotments, if any. If the over-allotment is exercised in full, total gross proceeds of the offering will be approximately US$58.6 million.

UBS Investment Bank and CIBC World Markets acted as joint book running managers in this offering. The syndicate of underwriters also included GMP Securities Ltd., Leerink Swann & Company, First Associates Investments Inc. and Orion Securities Inc.

This press release will not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 23rd day of March, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.